================================================================================





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2003

                            WYETH UNION SAVINGS PLAN
                            (Full title of the Plan)


                                     Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                           Madison, New Jersey 07940
                    (Address of principal executive office)




================================================================================

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Wyeth
                                                  (Registrant)


                                   By: /s/ Paul J. Jones
                                       ------------------------------------
                                       Paul J. Jones
                                       Vice President and Controller


Date:    June 17, 2004

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    WYETH UNION SAVINGS PLAN


                                       By: /s/ Jack M. O'Connor
                                           --------------------------------
                                           Jack M. O'Connor
                                           Member of the
                                           Wyeth Savings Plan Committee


Date:    June 17, 2004

                            WYETH UNION SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2003 AND 2002

   TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 069

                            WYETH UNION SAVINGS PLAN
                           DECEMBER 31, 2003 AND 2002



                                     INDEX


                                                                         PAGE
                                                                         ----

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2003 and 2002                                          1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2003                                      2

Notes to Financial Statements                                           3 - 9

Supplemental Schedule:*

         Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003                                      Schedule I

Consent of Independent Registered Public Accounting Firm



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------


To the Participants and Administrator of Wyeth Union Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Wyeth Union Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversights Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 17, 2004

                            Wyeth Union Savings Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2003 and 2002



                                                              December 31,
                                                        2003             2002
                                                    -----------      -----------
Assets:
    Investments, at fair value                      $54,546,072      $47,123,289

    Loans to participants                             1,321,957        1,297,782

    Participant contributions receivable                155,861          138,334

    Cash and cash equivalents                            49,314           22,375
                                                    -----------      -----------

Net Assets Available For Plan Benefits              $56,073,204      $48,581,780
                                                    ===========      ===========








The accompanying notes to financial statements are an integral part of these statements.

                            Wyeth Union Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2003



Additions to net assets attributed to:
 Investment Gain:
    Net appreciation in fair value
    of investments                                                    $5,224,000
    Interest                                                           1,167,471
    Dividends                                                            463,303
                                                                     -----------
        Total investment gain                                          6,854,774


 Participant Contributions                                             3,774,360

 Rollovers into Plan                                                       3,337
                                                                     -----------

        Total additions                                               10,632,471
                                                                     -----------


Deductions from net assets attributed to:
        Benefits paid to participants                                  3,141,047
                                                                     -----------


        Net additions                                                  7,491,424

Net Assets Available for Plan Benefits
        Beginning of Year                                             48,581,780
                                                                     -----------

        End of Year                                                  $56,073,204
                                                                     ===========


The accompanying notes to financial statements are an integral part of this statement.

                            WYETH UNION SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS



NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the Wyeth Union Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit sharing plan of Wyeth (the "Company"), is a voluntary savings plan available to all eligible employees, as defined. Employees become eligible to participate after they have completed one month of regular employment, as defined in the Plan and are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code of 1986 (the "Code").

Employee Contributions
----------------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Employer Contributions
----------------------

In accordance with negotiated union agreements effective December 31, 1996, no Company matching contributions are made by the Company.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and rollover contributions plus actual earnings thereon.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their employee contributions and vested employer contributions, subject to certain restrictions, as defined. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (the "Committee"). Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of three ways: lump-sum, a 50% joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 1/2 years of age.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants' loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions
-------------

Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Investment Valuation
--------------------

Shares of participation in the various Vanguard Trust Company ("Vanguard") mutual funds are recorded at their published net asset values. The guaranteed investment contracts comprising the Vanguard Retirement Savings Trust are recorded at contract value (cost plus accrued interest), which approximates fair market value. The Wyeth Common Stock Fund is recorded at fair value.

Loans are valued at cost which does not differ materially from fair market value.

Investment transactions are recorded on a trade date basis.

The following table presents investments:

                                                            December 31,
                                                        2003            2002
                                                        ----            ----

Investments at Fair Value as Determined by
 Net Asset Value

   Mutual Funds                                      $27,032,448     $20,383,152

Investments at Contract Value

   Collective Trust                                   26,324,769      26,041,767

Investments at Fair Value as Determined by
 Quoted Market Price

   Common Stocks                                       1,188,855         698,370
                                                     -----------     -----------

  Total Investments                                  $54,546,072     $47,123,289
                                                     ===========     ===========

Cash and Cash Equivalents
-------------------------

Cash equivalents consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Administrative Costs
--------------------

All administrative expenses are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of six investment funds described below and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The six investment options during 2003 were as follows:

Vanguard Retirement Savings Trust
---------------------------------

This fund is a collective trust which invests in high-quality stable value instruments. Prior to January 1, 2003, this fund was known as the Stable Value Fund. The interest rate payable to Plan participants in this fund will be a rate which reflects a blended rate of the total investments made by the fund. The average blended yield and crediting interest rate attributable to the fund approximated 4.25% and 5.27% for 2003 and 2002, respectively.

Vanguard Balanced Index Fund
----------------------------

This fund primarily invests in common stocks, corporate debt instruments, and U.S. government obligations.

Vanguard 500 Index Fund
-----------------------

This fund primarily invests in common stocks of large public companies that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

Wyeth Common Stock Fund
-----------------------

This fund consists primarily of Wyeth Common Stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth Common Stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund
-----------------------------

This fund primarily invests in small capitalization stocks, those with a market value of less than $1.5 billion, that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Morgan Stanley Capital International U.S. Small Cap 1750 Index.

Vanguard Total International Stock Index Fund
---------------------------------------------

This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Vanguard was appointed by the Committee as Trustee, recordkeeper, and custodian and is a party-in-interest to the Plan.

NOTE 5 - PLAN AMENDMENTS
         ---------------

The Plan was amended in 2003 for certain administrative reasons.

NOTE 6 - RELATED-PARTY TRANSACTIONS
         --------------------------

Certain Plan investments are shares of mutual funds managed by Vanguard. As stated in NOTE 4, Vanguard is the trustee of the Plan, and therefore these transactions qualify as party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as designed and including amendments through February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                        2003            2002
                                                        ----            ----
  Net Assets Available for Plan Benefits per
  Financial Statements                               $56,073,204    $48,581,780

  Amounts Allocated to Withdrawing Participants           (7,500)      (105,257)
                                                     -----------    -----------

  Net Assets Available for Plan Benefits per the
  Form 5500                                          $56,065,704    $48,476,523
                                                     ===========    ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                              December 31, 2003
                                                              -----------------

   Benefits paid to participants per the financial statements    $3,141,047

   Add: Amounts  allocated to withdrawing  participants
   at December 31, 2003                                               7,500

   Less: Amounts allocated to withdrawing  participants
   at December 31, 2002                                            (105,257)
                                                                 ----------


   Benefits paid to participants per the Form 5500               $3,043,290
                                                                 ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 10 - INVESTMENTS
          -----------

The fair value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                 2003             2002
                                                 ----             ----

     Vanguard Balanced Index Fund              $7,596,414      $6,092,106
     Vanguard 500 Index Fund                  $18,531,028     $13,868,020
     Vanguard Retirement Savings Trust        $26,324,769     $26,041,767

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,224,000 as follows:


                  Mutual Funds                     $5,104,503
                  Wyeth Common Stock                  119,497
                                                   ----------
                  Total                            $5,224,000
                                                   ==========


                                                                                            Schedule I
                                       Wyeth Union Savings Plan
                     Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                        As of December 31, 2003
                              Employer Identification Number - 13-2526821
                                           Plan Number - 069



Identity of Issuer               Description of Investment                      Cost**   Current Value
------------------               -------------------------                      ------   -------------


Collective Trust:

Vanguard Trust Company*          Vanguard Retirement Savings Trust                         $26,324,769

Mutual Funds:
-------------

Vanguard Trust Company*          Vanguard Balanced Index Fund
                                 415,786 shares                                             $7,596,414

Vanguard Trust Company*          Vanguard Total International Stock Index Fund
                                 14,193 shares                                                $151,011

Vanguard Trust Company*          Vanguard 500 Index Fund
                                 180,491 shares                                            $18,531,028

Vanguard Trust Company*          Vanguard Small-Cap Index Fund
                                 33,363 shares                                                $753,995

Wyeth*                           Common Stock
-----                            28,006 shares                                              $1,188,855
                                                                                            ----------

   Total Investments Per
   Statement of Net Assets
   Available for Plan Benefits                                                             $54,546,072
                                                                                           ===========


Loans to Plan Participants*      Rates ranging from 5.0% to 10.5%
                                 Due through 2018                                           $1,321,957
                                                                                            ==========


*   Represents a party-in-interest to the Plan
** Cost not required for participant directed investments.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------





We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324, 33-57339, 333-108312, 333-111093, and
333-112450), Form S-4 (No. 333-59642), and Form S-8 (Nos. 2-96127, 33-24068,
33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509,
333-76939, 333-67008, 333-64154, 333-59668, 333-89318, 333-98619, and 333-98623)
of Wyeth of our report dated June 17, 2004 relating to the financial statements of the Wyeth Union Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 17, 2004